UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)

PCCW LIMITED
(Name of Issuer)

Ordinary Shares (Par Value HK$0.25 Per Share)
(Title of Class of Securities)

70454G207
(CUSIP Number)

Helen Chu Pacific Century Group Holdings Limited and Pacific Century International Limited c/o 38/F., Citibank Tower, Citibank Plaza 3 Garden Road, Central, Hong Kong Tel: 852-2514-8680

Lim Beng Jin Pacific Century Regional Developments Limited 6 Battery Road, #38-02, Singapore 049909 Tel : 65-6230-8787

Copy to: William Barron Davis Polk & Wardwell The Hong Kong Club Building 3A Chater Road Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.☐

      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON PACIFIC CENTURY GROUP HOLDINGS LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF-BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,547,127,587 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,547,127,587 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,127,587 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON HC-CO (a company incorporated in the British Virgin Islands with limited liability)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF-WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,526,773,301 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,526,773,301 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,526,773,301 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%
14	TYPE OF REPORTING PERSON HC-CO (a company incorporated in Singapore with limited liability)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON PACIFIC CENTURY INSURANCE HOLDINGS LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON HC-CO (a company incorporated in Bermuda with limited liability)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON PACIFIC CENTURY INTERNATIONAL LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF-WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cook Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,526,773,301 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,526,773,301 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,526,773,301 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%
14	TYPE OF REPORTING PERSON HC-CO (a company incorporated in Cook Islands with limited liability)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON PACIFIC CENTURY GROUP (CAYMAN ISLANDS) LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF-WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,526,773,301 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,526,773,301 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,526,773,301 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%
14	TYPE OF REPORTING PERSON HC-CO (a company incorporated in Cayman Islands with limited liability)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON ANGLANG INVESTMENTS LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF-WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,526,773,301 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,526,773,301 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,526,773,301 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%
14	TYPE OF REPORTING PERSON HC-CO (a company incorporated in the BVI with limited liability)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON PACIFIC CENTURY INSURANCE COMPANY LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON IC-CO (a company incorporated in Bermuda with limited liability)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON BRIGHT VICTORY INTERNATIONAL LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF-WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON HC-CO (a company incorporated in the British Virgin Islands)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON O.S. HOLDINGS LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,547,127,587 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,547,127,587 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,127,587 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON HC-CO (a company incorporated in Bermuda)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON OCEAN STAR INVESTMENT MANAGEMENT LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,547,127,587 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,127,587 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON CO (a company incorporated in Bermuda)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON OCEAN STAR MANAGEMENT LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,547,127,587 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,127,587 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON CO (a company incorporated in Bermuda)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON THE OCEAN UNIT TRUST S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,547,127,587 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,547,127,587 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,127,587 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON OO (a unit trust established under the laws of Bermuda)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON THE STARLITE UNIT TRUST S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,547,127,587 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,547,127,587 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,127,587 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON OO (a unit trust established under the laws of Bermuda)

This Amendment No. 7 (the “Amendment”) hereby amends and supplements the statement on Schedule 13D, originally filed on December 11, 2000 (as heretofore amended and supplemented, the “Schedule 13D”).

All defined terms shall have the same meaning as previously ascribed to them in the Schedule 13D, unless otherwise noted. In this Amendment, the determination of “beneficial ownership,” “beneficial interest,” “beneficially held,” “beneficially owned,” and other similar terms are based on Rule 13d-3 of the Exchange Act and related rules and regulations promulgated by the U.S. Securities and Exchange Commission. The filing of this amended Schedule 13D shall not be construed as an admission that the Reporting Persons (defined below) are, for the purposes of Section 13(d) or 13(g) of the Exchange Act and other purposes, the beneficial owner of any securities covered by this statement.

Item 1. Security and Issuer

     Item 1 to the Schedule 13D remains unchanged.

Item 2. Identity and Background

     Item 2 to the Schedule 13D remains unchanged, except for the following changes to information set forth in Schedule 1 to Amendment No. 6 to Schedule 13D, filed on April 4, 2005 (“Amendment No. 6”):

     Mr. Li Tzar Kai, Richard beneficially owns 199,242,824 Shares.

     Mr. Yuen Tin Fan, Francis resigned as a director of each of PCIL, PCGCI and Anglang, and as Deputy Chairman of PCCW Limited, effective June 5, 2006.

     Mr. Simon Murray resigned as a director of PCRD effective April 26, 2005.

     Ms. Yang Mun Tak Marjorie resigned as a director of PCRD effective April 26, 2005.

      Mr. Alexander Anthony Arena retired as a director of PCIHL effective April 21, 2006.

      Mr. Alexander Anthony Arena was appointed as a director of PCIL effective May 25, 2006.

Item 3: Source and Amount of Funds or Other Consideration

     Item 3 to the Schedule 13D remains unchanged.

Item 4: Purpose of Transactions

     Item 4 to the Schedule 13D remains unchanged.

Item 5: Interest in Securities of the Issuer.

     Item 5 to the Schedule 13D is supplemented by adding the following paragraphs after the last paragraph of Item 5.

     Since the date of Amendment No. 6, the Issuer has allotted and issued new Shares from time to time in connection with the exercise of share options under the Issuer’s share option schemes. The approximate aggregate percentage of the Shares reported beneficially owned by each Reporting Person herein is therefore based on 6,739,776,817 Shares outstanding, which is the total number of Shares outstanding as of July 17, 2006 according to information provided by the Issuer.

     The 3.5% guaranteed convertible bonds due 2005 issued by PCCW Capital Limited (the “Convertible Bonds”) matured and were repaid in full in December, 2005. As a result, following the maturity and repayment of the Convertible Bonds (i) PCGH, OSHL, OSIML, OSML, the Ocean Unit Trust and the Starlite Unit Trust are each no longer deemed under Rule 13d-3 under the Exchange Act to beneficially own the 803,148 Shares (constituting approximately 0.01% of the Shares outstanding) into which the Convertible Bonds held by PCGH were convertible, or the 2,007,870 Shares (constituting approximately 0.03% of the Shares outstanding) into which the Convertible Bonds held by PCI were convertible; and (ii) PCRD, PCIHL, PCIL, PCGCI, Anglang, PCI and BVIL are each no longer deemed under Rule 13d-3 under the Exchange Act to beneficially own the 2,007,870 Shares (constituting approximately 0.03% of the Shares outstanding) into which the Convertible Bonds held by PCI were convertible.

     Following the maturity and repayment of the Convertible Bonds, PCIHL, PCI and BVIL are no longer deemed under Rule 13d-3 under the Exchange Act to beneficially own any Shares, and this Amendment No. 7 constitutes the final amendment to Schedule 13D with respect to each of them.

     In addition, as a result of the maturity and repayment of the Convertible Bonds, the number of Shares that certain of the Reporting Persons are deemed to beneficially own under Rule 13d-3 under the Exchange Act is revised as follows: (i) PCGH, OSHL, OSIML, OSML, the Ocean Unit Trust and the Starlite Unit Trust are each deemed under Rule 13d-3 under the Exchange Act to beneficially own a total of 1,547,127,587 Shares (constituting approximately 23.0% of the Shares outstanding); and (ii) PCRD, PCIL, PCGCI and Anglang are each deemed under Rule 13d-3 under the Exchange Act to beneficially own a total of 1,526,773,301 Shares (constituting approximately 22.7% of the Shares outstanding).

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 to the Schedule 13D is supplemented by adding the following paragraphs after the last paragraph of Item 6.

     PCRD entered into a conditional sale and purchase agreement (the “Agreement”) on July 9, 2006 with Mr. Francis P.T. Leung and Fiorlatte Limited (the “Purchaser”), pursuant to which PCRD has agreed to sell and Fiorlatte Limited has agreed to purchase up to 1,526,773,301 ordinary share(s) of HK$0.25 each in the capital of the Company (the “Shares”) (each, a “Sale Share”), representing approximately 22.65% of the issued share capital of PCCW Limited (the “Company”) as of July 17, 2006. The consideration payable under the Agreement is HK$6.00 per Sale Share, being an aggregate amount of HK$9,160,639,806 payable if all of the Sale Shares are purchased by the Purchaser under the Agreement.

     PCD intends to make a special payment by way of voluntary conditional payment (the “Special PCD Payment”) to the holders of the Public Shares (as defined below), in an amount equal to 75.33% (representing the approximate aggregate interest of PCGH in PCRD) of the difference (the “Premium”) between (1) the aggregate value of the total number of Sale Shares, calculated on the basis of the Sale price of HK$6.00 per Sale Share; and (2) the aggregate value of the total number of Sale Shares, calculated on the basis of a price of HK$4.80 per Sale Share. The price of HK$4.80 was the closing price per Share on June 16, 2006, which was the last trading day prior to the Company’s announcement of June 19, 2006, being the first announcement concerning a potential sale of substantially all of the telecommunications and media-related assets of the Company.

     It is expected that the Premium derived will result in a Special PCD Payment in the range of HK$0.33 to HK$0.38 per Public Share. The Public Shares for this purpose do not include (i) the Shares held or beneficially owned by China Netcom (as defined below) and/or its affiliates as of July 10, 2006, (ii) the Sale Shares or (iii) Shares held at the record date for the Special PCD Payment by PCGH, Mr. Li Tzar Kai, Richard and/or Pacific Century Group entities. The amount of the Special PCD Payment per Public Share would be correspondingly reduced by the issue of any new Shares by the Company between the Latest Practicable Date (as defined below) and the record date for payment of the Special PCD Payment.

     The Special PCD Payment is conditional on the First Payment (as defined below) being made under the Agreement and on China Netcom formally agreeing that the Shares held by China Netcom do not qualify for payment of the Special PCD Payment.

     Subject to the conditions for payment of the Special PCD Payment having been satisfied, the Special PCD Payment will be paid by PCD shortly after the First Payment has been made to PCRD under the Agreement. The First Payment is required to be made to PCRD under the Agreement on the tenth business day following the day on which the last in time of the Conditions (as defined below) is satisfied or waived in accordance with the Agreement or such other date as the parties to the Agreement may agree (the “First Payment Date”). The Agreement provides that if any of the Conditions is not satisfied or waived by the Purchaser or PCRD on or before 5:00 p.m., Hong Kong time, on November 30, 2006, or such later time and date as may be agreed between PCRD and the Purchaser, then the Agreement will automatically terminate. Accordingly, the First Payment Date is currently expected to be a date falling prior to December 14, 2006.

     A record date in respect of the Special PCD Payment will be announced and holders of the Public Shares appearing on the Register of Members of the Company on that record date will qualify for the Special PCD Payment. Not less than 14 days’ advance notice of the record date will be given and it will be fixed in accordance with the applicable provisions of the Listing Rules and other applicable regulatory requirements as to any closure of the Company's transfer books or Register of Members. The entire amount of the Special PCD Payment will be paid following the record date so fixed, notwithstanding that the consideration payable under the Agreement is payable in tranches.

     It is anticipated that Mr. Li Tzar Kai, Richard will resign from the Board following the First Payment having been made in full under the Agreement.

     The Sale Shares may exclude the following Shares presently held by PCRD (the “Excluded Shares”):-

(a)	such number of Shares held by PCRD which, as at the Second Payment Date (as defined below), still constitute exchange property under PCRD’s US$250,000,000 secured redeemable exchangeable bonds due 2006 (“AIG Bonds”) issued to AIG Asian Infrastructure Fund II LP, American International Assurance Company (Bermuda) Limited and AIG Asian Opportunity Fund, L.P. and of which US$150,000,000 was outstanding as of July 10, 2006;

(b)	such number of Shares held by PCRD which are transferred by PCRD prior to the Second Payment Date pursuant to any exercise of exchange or redemption rights under the AIG Bonds;

(c)	such number of Shares held by PCRD which serve as security as at the Second Payment Date for PCRD’s obligations under the AIG Bonds; and

(d)	such number of Shares which are the subject of any security interest granted by PCRD or its subsidiaries to secure any financing granted to PCRD or any of its subsidiaries as at the Second Payment Date.

     The consideration payable for the Sale Shares is proposed to be paid in accordance with the following regime:

(a)	On the business day immediately following the date of the Agreement, the Purchaser is required to pay the sum of HK$500,000,000 to an escrow agent to be held in accordance with the terms of an escrow agreement.

(b)	On the First Payment Date, the Purchaser is required to:

(i) instruct the escrow agent to pay all sums standing to the credit of the escrow account to PCRD; and

(ii) pay to PCRD an additional amount calculated as HK$2,748,191,941.80 less the amount paid to PCRD under (i) above

(the aggregate of (i) and (ii) above is referred to herein as the "First Payment").

(c)	An additional aggregate amount of HK$780,000,000, as well as any interest accrued and payable in accordance with the terms of the Agreement, is payable by the Purchaser to PCRD on the date 12 months after the First Payment Date (the “Second Payment Date”).

(d)	The balance of the consideration outstanding, as well as any interest accrued and payable in accordance with the terms of the Agreement, is payable by the Purchaser to PCRD on the date falling 18 months after the First Payment Date (the “Final Payment Date”).

     Interest accrues on the consideration payable for the Sale Shares from the First Payment Date to the date of actual payment, at an annual rate of 6.5% and is payable by the Purchaser semi-annually after the First Payment Date.

     If, at any time prior to completion of the Sale, Mr. Francis P.T. Leung ceases to (i) hold 50% or more of the voting shares; or (ii) have the right to control the management and policies of the Purchaser, the consideration then outstanding, together with all interest accrued thereon, shall become immediately due and payable by the Purchaser to PCRD.

     The conditional sale and purchase of the Sale Shares pursuant to the Agreement (the “Sale”) is subject to and conditional upon the following conditions (the “Conditions”):-

(a)	the passing of a resolution by shareholders of PCRD to approve the Sale;

(b)	the following consents required in connection with the Sale having been obtained:

	(i)	a waiver and/or approval from the Broadcasting Authority of Hong Kong under the conditions of the Domestic Pay Television Programme Service Licence issued by the Chief-Executive-in-Council to PCCW Media Limited (formerly PCCW VOD Limited) on September 23, 2003 to accommodate the proposed change in ownership of the Sale Shares;

	(ii)	if required, a waiver by Hong Kong Cyberport Development Holdings Limited, Hong Kong Cyberport Management Company Limited and/or Hong Kong Cyberport (Ancillary Development) Limited of any event of default under the terms of a project agreement dated May 17, 2000 between such parties and the Company and Cyber-Port Limited (as supplemented and amended from time to time and including any documents ancillary thereto) arising from any change in control of the Company pursuant to the Sale; and

	(iii)	approval by the United States Federal Communications Commission (“US FCC”), the Committee on Foreign Investment in the United States (“CFIUS”) or any other relevant regulatory authority in the United States in respect of the Section 214 authorisation issued by the US FCC or the Company’s investment in REACH Ltd.; and

(c)	the scheme of arrangement (the “Scheme”) under Section 210 of the Companies Act, Chapter 50 of Singapore, to effect the proposed acquisition by TPG Century Ltd. (“TPG”) and Newbridge Century Ltd. (“Newbridge”) of all the issued ordinary shares in PCRD (“PCRD Shares”) held by shareholders of PCRD, other than those held by Pacific Century International Limited, Borsington Limited, Pacific Century Group (Cayman Islands) Limited and Anglang Investments Limited, lapsing or being withdrawn, and/or the implementation agreement dated January 26, 2006 entered into between the Company, TPG and Newbridge to implement the Scheme being terminated in accordance with its terms.

     Anglang Investments Limited and Pacific Century Group (Cayman Islands) Limited, collectively holding 2,330,058,230 PCRD Shares, have undertaken to vote in favour of the resolution to be proposed to the shareholders of PCRD to approve the Sale, referred to in Condition (a) above.

     If any of the Conditions is not satisfied or waived by the Purchaser or PCRD on or before 5.00 p.m., Hong Kong time, on November 30, 2006 or such later time and date as may be agreed in writing between PCRD and the Purchaser, the Agreement will automatically terminate. On the basis that the Conditions are satisfied or, as applicable waived, the Purchaser may elect to complete the Sale at any time on or after December 20, 2006, thereby accelerating the Final Payment Date to the date of completion of the Sale elected by the Purchaser. Assuming no acceleration, completion of the Sale will take place on the Final Payment Date.

     For so long as the Purchaser shall have complied with its obligations under the Agreement, PCRD shall with effect from the First Payment Date (i) exercise, or cause to be exercised, the voting rights attached to the Sale Shares in accordance with the written instructions of the Purchaser, and (ii) if so requested by the Purchaser, appoint a corporate representative nominated by the Purchaser with power to exercise such voting rights. PCRD’s obligations in this regard are subject to any existing financing arrangements (and the security therefore) by which PCRD or any of its subsidiaries is bound.

     The Sale Shares comprise only the 1,526,773,301 Shares held by PCRD, subject to the deduction of any Excluded Shares, and do not include the 219,597,110 Shares, representing approximately 3.26% of the Company’s issued share capital as of July 17, 2006, held by Pacific Century Group entities and PCGH.

Definitions

     In this Amendment, the following expressions have the meanings set out below, unless the context requires otherwise:-

“Board”	the board of Directors of the Company;

“China Netcom”	China Network Communications Group Corporation, a company interested in approximately 19.94% of the Shares as of the Latest Practicable Date;

“Directors”	the directors of the Company;

“Latest Practicable Date”	the latest practicable date for the inclusion of certain information in this Amendment, being July 6, 2006;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Non Qualifying Shares”

(a) the Shares held or beneficially owned by China Netcom and/or its affiliates as of July 10, 2006; (b) the Sale Shares; and (c) Shares held at the record date for the Special PCD Payment by PCGH, Mr. Li Tzar Kai, Richard and/or Pacific Century Group entities;

“Pacific Century Group”	companies controlled by Mr. Li Tzar Kai, Richard;

“PCD”	Pacific Century Diversified Limited, a company wholly-owned by Mr. Li Tzar Kai, Richard and a member of the Pacific Century Group;

“Public Share(s)”	the Share(s) in issue and recorded in the Register of Members of the Company at the close of business on the record date for the Special PCD Payment, other than the Non Qualifying Shares;

“PCRD”	Pacific Century Regional Developments Limited, the owner of the Sale Shares;

“Sale Shares”	1,526,773,301 Shares owned by PCRD, representing PCRD’s entire interest in the Company, less the number of Excluded Shares;

“Shareholder(s)”	holder(s) of Shares from time to time;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers.

Item 7: Material to be Filed as Exhibits.

Item 7 to the Schedule 13D is amended by adding the following after Exhibit 41:

Exhibit 42:	Share Purchase Agreement dated July 9, 2006 among Mr. Francis P.T. Leung, Fiorlatte Limited and Pacific Century Regional Developments Limited
Exhibit 43:	Escrow Agreement dated July 9, 2006 among Pacific Century Regional Developments Limited, Fiorlatte Limited and Dibb Lupton Alsop
Exhibit 44:	Voting Undertaking by Anglang Investments Limited to Fiorlatte Limited dated July 9, 2006
Exhibit 45:	Voting Undertaking by Pacific Century Group (Cayman Islands) Limited to Fiorlatte Limited dated July 9, 2006

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2006

PACIFIC CENTURY GROUP HOLDINGS LIMITED

By:	/s/ Alexander Anthony Arena

	Name:	Alexander Anthony Arena
	Title:	Director

PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED

By:	/s/ Alexander Anthony Arena

	Name:	Alexander Anthony Arena
	Title:	Director

PACIFIC CENTURY INSURANCE HOLDINGS LIMITED

By:	/s/ So Wing Hung, Peter

	Name:	So Wing Hung, Peter
	Title:	Chairman

PACIFIC CENTURY INTERNATIONAL LIMITED

By:	/s/ Alexander Anthony Arena

	Name:	Alexander Anthony Arena
	Title:	Director

PACIFIC CENTURY GROUP (CAYMAN ISLANDS) LIMITED

By:	/s/ Alexander Anthony Arena

	Name:	Alexander Anthony Arena
	Title:	Director

ANGLANG INVESTMENTS LIMITED

By:	/s/ Alexander Anthony Arena

	Name:	Alexander Anthony Arena
	Title:	Director

PACIFIC CENTURY INSURANCE COMPANY LIMITED

By:	/s/ So Wing Hung, Peter

	Name:	So Wing Hung, Peter
	Title:	Director

BRIGHT VICTORY INTERNATIONAL LIMITED

By:	/s/ So Wing Hung, Peter

	Name:	So Wing Hung, Peter
	Title:	Director

O.S. HOLDINGS LIMITED

By:	/s/ Lester Huang

	Name:	Lester Huang
	Title:	Director

OCEAN STAR INVESTMENT MANAGEMENT LIMITED

By:	/s/ Lester Huang

	Name:	Lester Huang
	Title:	Director

OCEAN STAR MANAGEMENT LIMITED

By:	/s/ Randy Jenkins

	Name:	Randy Jenkins
	Title:	Secretary

THE OCEAN UNIT TRUST

By:	/s/ Randy Jenkins

	Name:	Randy Jenkins
	Title:	Secretary
Ocean Star Management Limited as Trustee

THE STARLITE UNIT TRUST

By:	/s/ Randy Jenkins

	Name:	Randy Jenkins
	Title:	Secretary
Ocean Star Management Limited as Trustee